As filed with the Securities and Exchange Commission on August 17, 2026

Registration No. 333-280368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 27

to

Form S-11

For Registration Under the Securities Act of 1933

of Securities of Certain Real Estate Companies

NUVEEN GLOBAL CITIES REIT, INC.

(Exact Name of Registrant as Specified in its Governing Instruments)

730 Third Avenue, 3rd Floor

New York, NY 10017

(212) 490-9000

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Michael J.L. Sales

Nuveen Global Cities REIT, Inc.

730 Third Avenue, 3rd Floor

New York, NY 10017

(212) 490-9000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Jason W. Goode

Katherine Q. Morrow

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309-3424

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-280368

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 27 to the Registration Statement on Form S-11 (No. 333-280368) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits.

10.1	Second Amended and Restated Limited Partnership Agreement of Nuveen Global Cities REIT OP, LP, dated August 11, 2026 (filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on August 13, 2026 and incorporated herein by reference).

10.2*	Non-Employee Director Compensation Policy.

23.1*	Consent of Independent Valuation Advisor.

*	Filed herewith.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, in the State of North Carolina, on August 17, 2026.

Nuveen Global Cities REIT, Inc.

By:	/s/ Robert J. Redican
Robert J. Redican
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

* Michael J.L. Sales	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	August 17, 2026

/s/ Robert J. Redican Robert J. Redican	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	August 17, 2026

* John L. MacCarthy	Director	August 17, 2026

* Donna Brandin	Director	August 17, 2026

* John R. Chandler	Director	August 17, 2026

* Steven R. Hash	Director	August 17, 2026

* Robert E. Parsons, Jr.	Director	August 17, 2026

*By:	/s/ Robert J. Redican	Attorney-in-Fact	August 17, 2026
Robert J. Redican